UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
RECORD OF AUTOMATIC WITHDRAWAL

FORM APP WDG

Pursuant to Investment Company Act Rule 0-5(g)

Applicant Name: Distillate Capital Partners LLC and ETF Series Solutions

File Number: 812-15456

The applicant did not respond within 120 days, in writing, to the comments the Commission staff provided on the above-referenced application on January 5, 2024. Pursuant to rule 0-5(g) under the Investment Company Act of 1940, the above-referenced application was automatically deemed withdrawn as of the expiration of such 120-day period.